GFG SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

Assets:

Cash and cash equivalents	$	523,473
Investments		57,342
Accounts receivable, net of allowance for credit loss of $80,990		247,692
Prepaid expenses		800
Operating Lease - Right of use Asset - Related Party		306,443
Due from parent		137,306
Furniture and equipment, net of accumulated depreciation of $26,897		5,586
Total Assets	$	1,278,642

Liabilities and Member's Equity:

Liabilities:

Accounts Payable	$	7,124
Operating lease liability - Related Party		352,374
Accrued expenses		292,449
Total Liabilities		651,947

Commitments and Contingencies (Note 6)

Member's Equity		626,695
Total Liabilities and Member's Equity	$	1,278,642